ADB

Asian Development Bank

Our Ref: TR/150.01/KF/11-014
Your Ref: SEC File No. 83-2
18 October 2011

Suppl.



Registered Air Mail
File Desk
United States Securities &
Exchange Commission
100 F Street, NE
Washington DC 20549

Dear Sirs:

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 30 September 2011 which ADB files in accordance with the above Regulation.

Sincerely yours,

KAZUKI FUKUNAGA
Deputy Treasurer and concurrent
Assistant Treasurer

Encl.: a/s

Cc: Ms. Wanda Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Jeremy H. Hovland
General Counsel

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org

ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2011

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2011 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2011 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 1 August 2011, the Board of Directors of ADB approved an extension of the fifth general capital increase (GCI V) subscription period until 30 September 2011.

As of 30 September 2011, ADB received subscriptions from 66 out of its 67 members to its GCI V, bringing the total subscriptions to 98.5% of members and 99.7% of GCI V shares.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS FOR THE THIRD QUARTER 2011

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0881_GMTN0634_00_2	6-Jul-11	6-Jul-41	Zero Coupon Callable Notes	USD	10,000,000.00
0882_GMTN0635_00_2	11-Jul-11	11-Jul-16	7.10% Notes	TRY	20,000,000.00
0883_GMTN0637_00_2	28-Jul-11	28-Jul-14	4.40% Notes	AUD	5,000,000.00
0884_GMTN0636_00_2	28-Jul-11	26-Jul-19	0.50% Deep Discount Notes	AUD	94,900,000.00
0885_GMTN0638_00_2	15-Aug-11	15-Aug-16	7.05% Notes	TRY	6,000,000.00
0886_GMTN0639_00_1	1-Sep-11	1-Sep-15	0.75% Notes	USD	1,000,000,000.00
0887_GMTN0640_00_2	29-Sep-11	29-Sep-41	Zero Coupon Deep Disc Call Nts	USD	154,000,000.00



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2011

CCY	SECID	VALUE DATE	DESCRIPTION	EARLY REDEMPTION	ANNUAL REDEMPTION
AUD					
AUD	0679_GMTN0439_00_2	27-Jul-11	6.83% FIXED RATE NOTE 2008 - 11	-	41,000,000.00
AUD	0688_GMTN0453_00_2	18-Aug-11	6% FIXED RATE NOTE 2008 - 11	-	120,000,000.00
AUD	0693_GMTN0448_00_2	25-Aug-11	6% FIXED RATE NOTE 2008 - 11	-	44,000,000.00
			AUD- TOTAL	**-**	**205,000,000.00**
JPY					
JPY	0252_GMTN0030_00_2	21-Sep-11	4.5% FIXED AND FX-LINKED CALLABLE NOTES 2002-27	1,000,000,000.00	
JPY	0332_GMTN0109_00_2	20-Sep-11	0% FIXED AND FX LINKED NOTES/ CALLABLE 2003 - 33	1,200,000,000.00	-
JPY	0336_GMTN0115_00_2	21-Sep-11	0% FX LINKED NOTES/ CALLABLE (STEP UP, STEP DOWN) 2003 - 33	1,000,000,000.00	-
JPY	0471_GMTN0242_00_2	16-Sep-11	0% FIXED AND FLOATING RATE NOTES/ REDEEMABLE (TARN) 2006 - 21	500,000,000.00	-
			JPY- TOTAL	**3,700,000,000.00**	**-**
SGD					
SGD	0494_ASNM0001_00_1	18-Sep-11	3.335% FIXED RATE NOTE 2006 - 11	-	300,000,000.00
			SGD- TOTAL	**-**	**300,000,000.00**
THB					
THB	0493_NMTN_00	18-Sep-11	5.34% FIXED RATE NOTE 2006 - 11	-	5,500,000,000.00
			THB- TOTAL	**-**	**5,500,000,000.00**
TRY					
TRY	0581_GMTN0338_00_2	25-Jul-11	9% DEEP DISCOUNT NOTES 2007 - 11	-	15,000,000.00
TRY	0672_GMTN0419_00_2	15-Jul-11	14.5% FIXED RATE NOTE 2008 - 11	-	27,000,000.00
TRY	0676_GMTN0433_00_2	22-Jul-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	80,000,000.00
TRY	0686_GMTN0438_00_2	18-Aug-11	16.5% FIXED RATE NOTE 2008 - 11	-	18,000,000.00
TRY	0691_GMTN0444_00_2	22-Aug-11	16.1% FIXED RATE NOTE 2008 - 11	-	4,000,000.00
TRY	0692_GMTN0454_00_2	26-Aug-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	50,000,000.00
TRY	0701_GMTN0452_00_2	16-Sep-11	15.5% FIXED RATE NOTE 2008 - 11	-	18,000,000.00
TRY	0702_GMTN0460_00_2	22-Sep-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	110,000,000.00
TRY	0704_GMTN0467_00_2	20-Sep-11	14.38% FIXED RATE NOTE 2008 - 11	-	3,700,000.00
			TRY- TOTAL	**-**	**325,700,000.00**
USD					
USD	0661_GMTN0427_00_2	1-Jul-11	0% ZERO COUPON/ CALLABLE 2008 - 43	18,206,151.16	-
USD	0695_GMTN0458_00_2	12-Sep-11	0% ZERO COUPON/ CALLABLE 2008 - 38	11,970,937.49	-
USD	0700_GMTN0457_00_2	16-Sep-11	2.97% FIXED RATE NOTE 2008 - 11	-	20,500,000.00
			USD- TOTAL	**30,177,088.65**	**20,500,000.00**



Asian Development Bank

Our Ref: TR/150.01/KF/11-014
Your Ref: SEC File No. 83-2
18 October 2011

Registered Air Mail
File Desk
United States Securities &
Exchange Commission
100 F Street, NE
Washington DC 20549



Dear Sirs:

Re: Section 11(a) of the Asian Development Bank Act
Regulation AD Rule 2 (a)

Enclosed are two copies of the regular periodic report for the quarter ended 30 September 2011 which ADB files in accordance with the above Regulation.

Sincerely yours,



KAZUKI FUKUNAGA
Deputy Treasurer and concurrent
Assistant Treasurer

Encl.: a/s

Cc: Ms. Wanda Olson
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, New York 10006

Mr. Jeremy H. Hovland
General Counsel

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org


ADB

Asian Development Bank

Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 30 September 2011

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the third quarter of 2011 is set out in Appendices A and B.

(2) Copies of the ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 30 September 2011 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

On 1 August 2011, the Board of Directors of ADB approved an extension of the fifth general capital increase (GCI V) subscription period until 30 September 2011.

As of 30 September 2011, ADB received subscriptions from 66 out of its 67 members to its GCI V, bringing the total subscriptions to 98.5% of members and 99.7% of GCI V shares.



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX A

SUMMARY OF NEW BORROWINGS
FOR THE THIRD QUARTER 2011

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
0881_GMTN0634_00_2	6-Jul-11	6-Jul-41	Zero Coupon Callable Notes	USD	10,000,000.00
0882_GMTN0635_00_2	11-Jul-11	11-Jul-16	7.10% Notes	TRY	20,000,000.00
0883_GMTN0637_00_2	28-Jul-11	28-Jul-14	4.40% Notes	AUD	5,000,000.00
0884_GMTN0636_00_2	28-Jul-11	26-Jul-19	0.50% Deep Discount Notes	AUD	94,900,000.00
0885_GMTN0638_00_2	15-Aug-11	15-Aug-16	7.05% Notes	TRY	6,000,000.00
0886_GMTN0639_00_1	1-Sep-11	1-Sep-15	0.75% Notes	USD	1,000,000,000.00
0887_GMTN0640_00_2	29-Sep-11	29-Sep-41	Zero Coupon Deep Disc Call Nts	USD	154,000,000.00



ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE THIRD QUARTER 2011

CCY	SECID	VALUE DATE	DESCRIPTION	EARLY REDEMPTION	ANNUAL REDEMPTION
AUD					
AUD	0679_GMTN0439_00_2	27-Jul-11	6.83% FIXED RATE NOTE 2008 - 11	-	41,000,000.00
AUD	0688_GMTN0453_00_2	18-Aug-11	6% FIXED RATE NOTE 2008 - 11	-	120,000,000.00
AUD	0693_GMTN0448_00_2	25-Aug-11	6% FIXED RATE NOTE 2008 - 11	-	44,000,000.00
			AUD- TOTAL	-	205,000,000.00
JPY					
JPY	0252_GMTN0030_00_2	21-Sep-11	4.5% FIXED AND FX-LINKED CALLABLE NOTES 2002-27	1,000,000,000.00	
JPY	0332_GMTN0109_00_2	20-Sep-11	0% FIXED AND FX LINKED NOTES/ CALLABLE 2003 - 33	1,200,000,000.00	-
JPY	0336_GMTN0115_00_2	21-Sep-11	0% FX LINKED NOTES/ CALLABLE (STEP UP, STEP DOWN) 2003 - 33	1,000,000,000.00	-
JPY	0471_GMTN0242_00_2	16-Sep-11	0% FIXED AND FLOATING RATE NOTES/ REDEEMABLE (TARN) 2006 - 21	500,000,000.00	-
			JPY- TOTAL	3,700,000,000.00	-
SGD					
SGD	0494_ASNM0001_00_1	18-Sep-11	3.335% FIXED RATE NOTE 2006 - 11	-	300,000,000.00
			SGD- TOTAL	-	300,000,000.00
THB					
THB	0493_NMTN_00	18-Sep-11	5.34% FIXED RATE NOTE 2006 - 11	-	5,500,000,000.00
			THB- TOTAL	-	5,500,000,000.00
TRY					
TRY	0581_GMTN0338_00_2	25-Jul-11	9% DEEP DISCOUNT NOTES 2007 - 11	-	15,000,000.00
TRY	0672_GMTN0419_00_2	15-Jul-11	14.5% FIXED RATE NOTE 2008 - 11	-	27,000,000.00
TRY	0676_GMTN0433_00_2	22-Jul-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	80,000,000.00
TRY	0686_GMTN0438_00_2	18-Aug-11	16.5% FIXED RATE NOTE 2008 - 11	-	18,000,000.00
TRY	0691_GMTN0444_00_2	22-Aug-11	16.1% FIXED RATE NOTE 2008 - 11	-	4,000,000.00
TRY	0692_GMTN0454_00_2	26-Aug-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	50,000,000.00
TRY	0701_GMTN0452_00_2	16-Sep-11	15.5% FIXED RATE NOTE 2008 - 11	-	18,000,000.00
TRY	0702_GMTN0460_00_2	22-Sep-11	1% DEEP DISCOUNT NOTES 2008 - 11	-	110,000,000.00
TRY	0704_GMTN0467_00_2	20-Sep-11	14.38% FIXED RATE NOTE 2008 - 11	-	3,700,000.00
			TRY- TOTAL	-	325,700,000.00
USD					
USD	0661_GMTN0427_00_2	1-Jul-11	0% ZERO COUPON/ CALLABLE 2008 - 43	18,206,151.16	-
USD	0695_GMTN0458_00_2	12-Sep-11	0% ZERO COUPON/ CALLABLE 2008 - 38	11,970,937.49	-
USD	0700_GMTN0457_00_2	16-Sep-11	2.97% FIXED RATE NOTE 2008 - 11	-	20,500,000.00
			USD- TOTAL	30,177,088.65	20,500,000.00